UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2020

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

May 5, 2020

METHANEX REPORTS FIRST QUARTER 2020 RESULTS AND PROVIDES BUSINESS UPDATE

•	Records net income attributable to Methanex shareholders of $23 million and Adjusted EBITDA of $138 million

•	Global methanol demand declined by 7% in the first quarter due to COVID-19 pandemic and sharply lower oil price environment

•	Safely maintained plant operations and global supply chain to provide secure and reliable methanol supply to customers

•	Strong liquidity position with $823 million in cash on balance sheet

•	Taking proactive steps to further strengthen balance sheet and preserve liquidity
Except where otherwise noted, all currency amounts are stated in United States dollars.
VANCOUVER, BRITISH COLUMBIA - For the first quarter of 2020, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $23 million ($0.21 net income per common share on a diluted basis) compared to net income of $9 million ($0.12 net income per common share on a diluted basis) in the fourth quarter of 2019. Adjusted EBITDA for the first quarter of 2020 was $138 million and Adjusted net income was $8 million ($0.10 Adjusted net income per common share). This compares with Adjusted EBITDA of $136 million and Adjusted net income of $10 million ($0.13 Adjusted net income per common share) for the fourth quarter of 2019.

First Quarter Results
In the first quarter of 2020, we estimate that global methanol demand declined by approximately 7% compared to the fourth quarter of 2019. The decline was due to impacts from the COVID-19 pandemic combined with a sharply lower oil price environment.

The Adjusted EBITDA we recorded in the first quarter of 2020 was similar to the fourth quarter of 2019 and reflects a higher average realized price, partially offset by slightly lower sales volume of Methanex-produced methanol. In addition, the Company's fourth quarter 2019 Adjusted EBITDA results benefited from a $25 million insurance recovery, reflecting our 50% share in the Egypt facility, associated with the production outage experienced in Egypt in 2019. Adjusted EBITDA for the first quarter of 2020 includes an additional $5 million insurance recovery for the final settlement, reflecting our 50% share in the Egypt facility.

Business Update
John Floren, President and CEO of Methanex, commented, “We are navigating extraordinary times as the COVID-19 pandemic has created unprecedented turmoil and uncertainty in people’s lives and in the global economy. Our number one priority is the safety of our employees, contractors and communities where we do business. Fortunately, our team is safe and healthy.”

“Our manufacturing operations have not been impacted by local government restrictions and we are able to operate in all of our plant locations. We have moved to minimum staffing levels at our manufacturing sites and the majority of our employees are working remotely. Our operations and global supply chain are running effectively and have not been significantly impacted by COVID-19."

METHANEX CORPORATION 2020 FIRST QUARTER NEWS RELEASE    PAGE 1

"I want to thank our team members around the world for their tremendous dedication and agility. I am incredibly proud of our team who are safely producing methanol, with a limited number of people on site, and managing our global supply chain to deliver secure and reliable supply to our customers, mostly working remotely.”

Given the considerable uncertainty we face, we are planning for a wide range of scenarios, including ones in which we see a deeper and more prolonged reduction in methanol demand and low prices, while positioning ourselves to deliver long-term value when global markets recover.

We have taken a number of steps to protect our business in this environment:

▪	Idled our Titan plant in Trinidad and Chile IV plant to respond to lower methanol demand;

▪	Deferred approximately $500 million in capital spending on the Geismar 3 project for up to 18 months;

▪	Reduced 2020 maintenance capital spending by $30 million;

▪	Increased financial flexibility through a $436 million draw on our credit facilities; and

▪	Reduced our quarterly dividend by 90%, which represents approximately $100 million in annualized cash savings.

In addition, we are working with our banking partners to obtain flexibility on certain financial covenants of our existing $300 million committed revolving credit facility and $800 million non-revolving construction facility. We have agreed on key parameters with our lead bank and are working with the other members of the bank syndicate to finalize these changes to the credit facilities, which is expected in the second half of May.

We ended the quarter with a strong liquidity position of $823 million in cash on the balance sheet. We have no near-term debt maturities. As we navigate this challenging environment, we are focused on cash preservation and continue to evaluate all capital and operating spending.

Outlook
We expect methanol demand to be lower in the second quarter compared to the first quarter due to the impact of COVID-19 and a low oil price environment. It is not possible to accurately predict the degree of the impact at this stage as the full extent and duration of the COVID-19 pandemic and low oil price environment is uncertain.

Mr. Floren, President and CEO of Methanex, concluded, “We anticipate that the coming months will be challenging and expect the negative impact of COVID-19 and low oil prices will be significant in the second quarter of 2020. As a result, we expect our financial results in the second quarter will be lower than the first quarter. We remain focused on operating our plants safely and reliably, delivering secure and reliable supply to our customers and protecting our balance sheet during this very uncertain time.”
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the first quarter of 2020. It is not a complete source of information for readers and is not in any way a substitute for reading the first quarter 2020 Management’s Discussion and Analysis ("MD&A") dated May 5, 2020 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2020, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2020 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2020 FIRST QUARTER NEWS RELEASE    PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Production (thousands of tonnes) (attributable to Methanex shareholders)	2,007	2,124	1,808
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,976	2,056	1,921
Purchased methanol	548	623	473
Commission sales	264	307	329
Total sales volume [1]	2,788	2,986	2,723

Methanex average non-discounted posted price ($ per tonne) [2]	325	307	392
Average realized price ($ per tonne) [3]	267	256	331

Revenue [4]	745	770	902
Adjusted revenue	676	690	800
Adjusted EBITDA	138	136	194
Cash flows from operating activities	142	114	213
Adjusted net income	8	10	56
Net income (attributable to Methanex shareholders)	23	9	38

Adjusted net income per common share	0.10	0.13	0.73
Basic net income per common share	0.30	0.12	0.50
Diluted net income per common share	0.21	0.12	0.50

Common share information (millions of shares)
Weighted average number of common shares	76	76	77
Diluted weighted average number of common shares	76	76	77
Number of common shares outstanding, end of period	76	76	77

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

[4]
Revenue for the three months ended December 31, 2019 and March 31, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

METHANEX CORPORATION 2020 FIRST QUARTER NEWS RELEASE    PAGE 3

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Net income (attributable to Methanex shareholders)	$23	$9	$38
Mark-to-market impact of share-based compensation, net of tax	(15)	1	18
Adjusted net income	$8	$10	$56
Diluted weighted average shares outstanding (millions)	76	76	77
Adjusted net income per common share	$0.10	$0.13	$0.73

▪
We recorded net income attributable to Methanex shareholders of $23 million during the first quarter of 2020 compared to net income of $9 million in the fourth quarter of 2019. Net income attributable to Methanex shareholders for the first quarter of 2020 includes a final insurance recovery of $4 million (Methanex share, net of tax) in addition to the $18 million (Methanex share, net of tax) recorded in the fourth quarter related to the 2019 Egypt outage. Excluding insurance recoveries, net income attributable to Methanex shareholders increased for the first quarter of 2020 compared to the fourth quarter of 2019 due to the change relating to mark-to-market share-based compensation, higher average realized methanol prices, partially offset by lower sales of Methanex-produced methanol.

▪
We recorded Adjusted EBITDA of $138 million for the first quarter of 2020 compared with $136 million for the fourth quarter of 2019. Adjusted EBITDA for the first quarter of 2020 includes a final insurance recovery of $5 million (Methanex share) in addition to the $25 million (Methanex share) recorded in the fourth quarter related to the 2019 Egypt outage. Excluding insurance recoveries, Adjusted EBITDA for the first quarter of 2020 is higher than the fourth quarter of 2019 primarily due to a higher average realized methanol price, partially offset by lower sales of Methanex-produced methanol.

▪
Adjusted net income was $8 million for the first quarter of 2020 compared to Adjusted net income of $10 million for the fourth quarter of 2019. Adjusted net income includes a final insurance recovery of $4 million (Methanex share, net of tax) in the first quarter of 2020 adding to the $18 million (Methanex share, net of tax) recorded in the fourth quarter related to the 2019 Egypt outage. Excluding insurance recoveries, Adjusted net income for the first quarter of 2020 is higher than the fourth quarter of 2019 primarily due to a higher average realized price, partially offset by lower sales of Methanex-produced methanol.

▪
Total sales volume for the first quarter of 2020 was 2,788,000 tonnes compared with 2,986,000 tonnes for the fourth quarter of 2019. Sales of Methanex-produced methanol were 1,976,000 tonnes in the first quarter of 2020 compared with 2,056,000 tonnes in the fourth quarter of 2019. In the first quarter of 2020 total sales decreased by approximately 7% compared to the fourth quarter of 2019, in-line with the decrease in methanol industry demand, primarily attributable to the impact of COVID-19 and sharply lower oil price environment.

▪
Production for the first quarter of 2020 was 2,007,000 tonnes compared with 2,124,000 tonnes for the fourth quarter of 2019. The decrease in production for the first quarter of 2020 was primarily a result of a small number of plant outages, partially offset by increased production at Geismar.

▪
In March 2020, we drew $300 million from our revolving credit facility and $136 million from our $800 million construction credit facility for the Geismar 3 project to increase our cash position and preserve financial flexibility. We ended the quarter with $823 million of cash on the balance sheet.

▪	During the first quarter of 2020 we paid a $0.36 per common share quarterly dividend to shareholders for a total of $27 million.

METHANEX CORPORATION 2020 FIRST QUARTER NEWS RELEASE    PAGE 4

PRODUCTION HIGHLIGHTS

	Q1 2020		Q4 2019	Q1 2019
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	550	443	513	437
USA (Geismar)	500	530	480	405
Trinidad (Methanex interest) [3]	500	429	456	429
Chile	430	319	373	241
Egypt (50% interest)	158	133	151	141
Canada (Medicine Hat)	150	153	151	155
	2,288	2,007	2,124	1,808

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]
The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. In Q4 2019 we revised the Annual Operating Capacity from 2.4 million tonnes to 2.2 million tonnes based on the current outlook for available high CO2 natural gas.

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.
Key production and operational highlights during the first quarter include:

▪
New Zealand produced 443,000 tonnes compared with 513,000 tonnes in the fourth quarter of 2019. Production was lower in the first quarter of 2020 compared to the fourth quarter of 2019 due to upstream gas maintenance resulting in lower gas deliveries to the plants and the Waitara Valley plant being offline for repairs until early February 2020. Based on our current contracted gas position, our production guidance for New Zealand is approximately 85% operating rates in 2020, or approximately 1.9 million tonnes annually.

▪
Geismar produced 530,000 tonnes during the first quarter of 2020 compared to 480,000 tonnes during the fourth quarter of 2019. We achieved higher production in the first quarter of 2020 compared to the fourth quarter of 2019 as both plants operated well throughout the quarter, whereas in the fourth quarter of 2019 Geismar 2 experienced unplanned outages which decreased production.

▪
Trinidad produced 429,000 tonnes (Methanex interest) compared with 456,000 tonnes in the fourth quarter of 2019. Production in Trinidad is lower in the first quarter of 2020 compared to the fourth quarter of 2019 primarily due to the Titan plant being idled effective March 16, 2020. As of today, Titan remains idled and we anticipate lower production in Trinidad for the second quarter of 2020 compared to the first quarter of 2020 with only Atlas operating. Titan's interim gas supply agreement with the National Gas Company of Trinidad and Tobago Limited ("NGC") has expired and negotiations with the NGC for a longer-term natural gas supply agreement are continuing.

▪
The Chile facilities produced 319,000 tonnes during the first quarter of 2020 compared to 373,000 tonnes during the fourth quarter of 2019. Production for the first quarter of 2020 is lower compared to the fourth quarter of 2019 primarily due to a 45-day outage at the Chile IV plant during the quarter, while Chile I operated at high rates throughout the quarter. As of today, Chile IV remains idled and we anticipate lower production in Chile for the second quarter of 2020 compared to the first quarter of 2020 with only Chile I operating.

▪
The Egypt facility produced 266,000 tonnes (Methanex interest - 133,000 tonnes) in the first quarter of 2020 compared with 302,000 tonnes (Methanex interest - 151,000 tonnes) in the fourth quarter of 2019. Egypt production was lower in the first quarter of 2020 compared to the fourth quarter of 2019 due to a planned maintenance outage in February.

▪	Medicine Hat produced 153,000 tonnes during the first quarter of 2020 compared to 151,000 tonnes during the fourth quarter of 2019.

METHANEX CORPORATION 2020 FIRST QUARTER NEWS RELEASE    PAGE 5

CONFERENCE CALL
A conference call is scheduled for May 6, 2020 at 11:00 am ET (8:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2216, or toll free at (800) 273-9672. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until May 22, 2020 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 6730557#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This first quarter 2020 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the first quarter 2020 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the Company's MD&A for the period ended March 31, 2020 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Director, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2020 FIRST QUARTER NEWS RELEASE    PAGE 6

1
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months Ended March 31, 2020
At May 4, 2020 the Company had 76,196,080 common shares issued and outstanding and stock options exercisable for 1,427,779 additional common shares.
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
Business Update (COVID-19)
In response to the COVID-19 pandemic and resulting decrease in oil prices we have taken the following measures to strengthen the business:

▪
In March 2020, we announced the idling of the Titan plant in Trinidad and the Chile IV plant, both for an indefinite period. As of today, Titan and Chile IV remain idled and as a result we anticipate lower production for the second quarter of 2020 compared to the first quarter of 2020.

▪
We announced the deferral of approximately $500 million of the planned capital budget for the Geismar 3 project for up to 18 months, putting the project on temporary care and maintenance. We anticipate continuing to invest approximately $200 million over the coming 18 months while the project is in temporary care and maintenance. The Geismar 3 project is a 1.8 million tonne methanol plant under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants.

▪
We are taking additional steps to strengthen our balance sheet and preserve liquidity through working with our banking partners to obtain flexibility on certain financial covenants in our $300 million revolving credit facility and $800 million non-revolving construction facility. We have agreed on key parameters with the lead bank and are working with the other members of the bank syndicate to finalize these changes to the credit facilities, which is expected in the second half of May.

▪	In April, the Board of Directors approved the reduction of our quarterly dividend by 90%, representing approximately $100 million in annualized cash savings.
Additionally, we have deferred $30 million of our 2020 planned maintenance capital spending, where prudent and without compromising safety, and will continue to evaluate all capital and operating spending as we navigate this challenging environment.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Net income (attributable to Methanex shareholders)	$23	$9	$38
Mark-to-market impact of share-based compensation, net of tax	(15)	1	18
Adjusted net income [1]	$8	$10	$56
Diluted weighted average shares outstanding (millions)	76	76	77
Adjusted net income per common share [1]	$0.10	$0.13	$0.73

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded net income attributable to Methanex shareholders of $23 million during the first quarter of 2020 compared to net income of $9 million in the fourth quarter of 2019. Net income attributable to Methanex shareholders for the first quarter of 2020 includes a final insurance recovery of $4 million (Methanex share, net of tax) in addition to the $18 million (Methanex share, net of tax) recorded in the fourth quarter related to the 2019 Egypt outage. Excluding insurance recoveries, net income attributable to Methanex shareholders increased for the first quarter of 2020 compared to the fourth quarter of 2019 due to the change relating to mark-to-market share-based compensation, higher average realized methanol prices, partially offset by lower sales of Methanex-produced methanol.

▪
We recorded Adjusted EBITDA of $138 million for the first quarter of 2020 compared with $136 million for the fourth quarter of 2019. Adjusted EBITDA for the first quarter of 2020 includes a final insurance recovery of $5 million (Methanex share) in addition to the $25 million (Methanex share) recorded in the fourth quarter related to the 2019 Egypt outage. Excluding insurance recoveries, Adjusted EBITDA for the first quarter of 2020 is higher than the fourth quarter of 2019 primarily due to a higher average realized methanol price, partially offset by lower sales of Methanex-produced methanol.

▪
Adjusted net income was $8 million for the first quarter of 2020 compared to Adjusted net income of $10 million for the fourth quarter of 2019. Adjusted net income includes a final insurance recovery of $4 million (Methanex share, net of tax) in the first quarter of 2020 adding to the $18 million (Methanex share, net of tax) recorded in the fourth quarter related to the 2019 Egypt outage. Excluding insurance recoveries, Adjusted net income for the first quarter of 2020 is higher than the fourth quarter of 2019 primarily due to a higher average realized price, partially offset by lower sales of Methanex-produced methanol.

▪
Total sales volume for the first quarter of 2020 was 2,788,000 tonnes compared with 2,986,000 tonnes for the fourth quarter of 2019. Sales of Methanex-produced methanol were 1,976,000 tonnes in the first quarter of 2020 compared with 2,056,000 tonnes in the fourth quarter of 2019. In the first quarter of 2020 total sales decreased by approximately 7% compared to the fourth quarter of 2019, in-line with the decrease in methanol industry demand, primarily attributable to the impact of COVID-19 and sharply lower oil price environment.

▪
Production for the first quarter of 2020 was 2,007,000 tonnes compared with 2,124,000 tonnes for the fourth quarter of 2019. The decrease in production for the first quarter of 2020 was primarily a result of a small number of plant outages, partially offset by increased production at Geismar. Refer to the Production Summary section on page 5 of the MD&A.

▪
In March 2020, we drew $300 million from our revolving credit facility and $136 million from our $800 million construction credit facility for the Geismar 3 project to increase our cash position and preserve financial flexibility. We ended the quarter with $823 million of cash on the balance sheet.

▪	During the first quarter of 2020 we paid a $0.36 per common share quarterly dividend to shareholders for a total of $27 million.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook
We expect methanol demand to be lower in the second quarter compared to the first quarter due to the impact of COVID-19 and a low oil price environment. It is not possible to accurately predict the degree of the impact at this stage as the full extent and duration of the COVID-19 pandemic and low oil price environment is uncertain.

We anticipate that the coming months will be challenging and expect the negative impact of COVID-19 and low oil prices will be significant in the second quarter of 2020. As a result, we expect our financial results in the second quarter will be lower than the first quarter. We remain focused on operating our plants safely and reliably, delivering secure and reliable supply to our customers and protecting our balance sheet during this very uncertain time.

This First Quarter 2020 Management’s Discussion and Analysis dated May 5, 2020 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2020 as well as the 2019 Annual Consolidated Financial Statements and MD&A included in the Methanex 2019 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2019 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Production (thousands of tonnes) (attributable to Methanex shareholders)	2,007	2,124	1,808
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,976	2,056	1,921
Purchased methanol	548	623	473
Commission sales	264	307	329
Total sales volume [1]	2,788	2,986	2,723

Methanex average non-discounted posted price ($ per tonne) [2]	325	307	392
Average realized price ($ per tonne) [3]	267	256	331

Revenue [4]	745	770	902
Adjusted revenue	676	690	800
Adjusted EBITDA	138	136	194
Cash flows from operating activities	142	114	213
Adjusted net income	8	10	56
Net income (attributable to Methanex shareholders)	23	9	38

Adjusted net income per common share	0.10	0.13	0.73
Basic net income per common share	0.30	0.12	0.50
Diluted net income per common share	0.21	0.12	0.50

Common share information (millions of shares)
Weighted average number of common shares	76	76	77
Diluted weighted average number of common shares	76	76	77
Number of common shares outstanding, end of period	76	76	77

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

[4]
Revenue for the three months ended December 31, 2019 and March 31, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q1 2020		Q4 2019	Q1 2019
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	550	443	513	437
USA (Geismar)	500	530	480	405
Trinidad (Methanex interest) [3]	500	429	456	429
Chile	430	319	373	241
Egypt (50% interest)	158	133	151	141
Canada (Medicine Hat)	150	153	151	155
	2,288	2,007	2,124	1,808

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]
The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. In Q4 2019 we revised the Annual Operating Capacity from 2.4 million tonnes to 2.2 million tonnes based on the current outlook for available high CO2 natural gas. (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).
New Zealand
The New Zealand facilities produced 443,000 tonnes of methanol in the first quarter of 2020 compared with 513,000 tonnes in the fourth quarter of 2019. Production was lower in the first quarter of 2020 compared to the fourth quarter of 2019 due to upstream gas maintenance resulting in lower gas deliveries to the plants and the Waitara Valley plant being offline for repairs until early February 2020. Based on our current contracted gas position, our production guidance for New Zealand is approximately 85% operating rates in 2020, or approximately 1.9 million tonnes annually.
United States
The Geismar facilities produced 530,000 tonnes during the first quarter of 2020 compared to 480,000 tonnes during the fourth quarter of 2019. We achieved higher production in the first quarter of 2020 compared to the fourth quarter of 2019 as both plants operated well throughout the quarter, whereas in the fourth quarter of 2019 Geismar 2 experienced unplanned outages which decreased production.
Trinidad
The Trinidad facilities produced 429,000 tonnes (Methanex interest) in the first quarter of 2020 compared with 456,000 tonnes (Methanex interest) in the fourth quarter of 2019. Production in Trinidad is lower in the first quarter of 2020 compared to the fourth quarter of 2019 primarily due to the Titan plant being idled effective March 16, 2020. As of today, Titan remains idled and we anticipate lower production in Trinidad for the second quarter of 2020 compared to the first quarter of 2020 with only Atlas operating. Titan's interim gas supply agreement with the National Gas Company of Trinidad and Tobago Limited ("NGC") has expired and negotiations with the NGC for a longer-term natural gas supply agreement are continuing.
Chile
Chile produced 319,000 tonnes during the first quarter of 2020 compared to 373,000 tonnes during the fourth quarter of 2019. Production for the first quarter of 2020 is lower compared to the fourth quarter of 2019 primarily due to a 45-day outage at the Chile IV plant during the quarter, while Chile I operated at high rates throughout the quarter. As of today, Chile IV remains idled

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MANAGEMENT’S DISCUSSION AND ANALYSIS

and we anticipate lower production in Chile for the second quarter of 2020 compared to the first quarter of 2020 with only Chile I operating.

Looking beyond the impact of COVID-19, we expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually in the near-term. The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We are optimistic that we will be able to secure sufficient gas to underpin a full two-plant operation over the coming years.
Egypt
The Egypt facility produced 266,000 tonnes (Methanex interest - 133,000 tonnes) in the first quarter of 2020 compared with 302,000 tonnes (Methanex interest - 151,000 tonnes) in the fourth quarter of 2019. Egypt production was lower in the first quarter of 2020 compared to the fourth quarter of 2019 due to a planned maintenance outage in February.
Canada
The Medicine Hat facility produced 153,000 tonnes during the first quarter of 2020 compared to 151,000 tonnes during the fourth quarter of 2019.
FINANCIAL RESULTS

For the first quarter of 2020, we reported a net income attributable to Methanex shareholders of $23 million ($0.21 net income per common share on a diluted basis) compared with net income attributable to Methanex shareholders for the fourth quarter of 2019 of $9 million ($0.12 net income per common share on a diluted basis).

For the first quarter of 2020, we recorded Adjusted EBITDA of $138 million and Adjusted net income of $8 million ($0.10 Adjusted net income per common share). This compares with Adjusted EBITDA of $136 million and Adjusted net income of $10 million ($0.13 Adjusted net income per common share) for the fourth quarter of 2019.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
($ millions)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Consolidated statements of income:
Revenue [1]	$745	$770	$902
Cost of sales and operating expenses [2]	(599)	(664)	(750)
Egypt insurance recovery	10	50	—
Mark-to-market impact of share-based compensation	(18)	1	22
Adjusted EBITDA (attributable to associate)	21	21	37
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(21)	(42)	(17)
Adjusted EBITDA (attributable to Methanex shareholders)	138	136	194

Mark-to-market impact of share-based compensation	18	(1)	(22)
Depreciation and amortization	(90)	(88)	(85)
Finance costs	(35)	(36)	(28)
Finance income and other expenses	3	—	—
Income tax expense	(9)	(6)	(9)
Earnings of associate adjustment [3]	(12)	(13)	(19)
Non-controlling interests adjustment [3]	10	17	7
Net income (attributable to Methanex shareholders)	$23	$9	$38
Net income	$34	$34	$46

[1]
Revenue for the three months ended December 31, 2019 and March 31, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

2 Cost of sales and operating expenses for the three months ended December 31, 2019 and March 31, 2019 have been restated as compared to cost of sales and operating expenses reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

[3]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders.
The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2020 compared with Q4 2019	Q1 2020 compared with Q1 2019
Average realized price	$26	$(165)
Sales volume	(8)	13
Total cash costs	(16)	96
Increase (decrease) in Adjusted EBITDA	$2	$(56)

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Methanex average non-discounted posted price	325	307	392
Methanex average realized price	267	256	331

Methanex’s average realized price for the first quarter of 2020 was $267 per tonne compared to $256 per tonne in the fourth quarter of 2019 and $331 per tonne in the first quarter of 2019, increasing Adjusted EBITDA by $26 million compared to the fourth quarter of 2019 and decreasing Adjusted EBITDA by $165 million compared to the the first quarter of 2019. Our average realized price for the three months ended March 31, 2020 increased compared to the fourth quarter of 2019, reflecting an increase in average non-discounted posted prices, and decreased compared to the first quarter of 2019 reflecting lower average non-discounted posted prices (refer to Supply/Demand Fundamentals section on page 12 of the MD&A for more information).
Sales volume
Methanol sales volume excluding commission sales volume in the first quarter of 2020 was 155,000 tonnes lower than the fourth quarter of 2019 and 130,000 tonnes higher than the first quarter of 2019. The decrease in the first quarter of 2020 compared to the fourth quarter of 2019, and the increase compared to the first quarter of 2019 decreased Adjusted EBITDA by $8 million and increased Adjusted EBITDA by $13 million, respectively.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q1 2020 compared with Q4 2019	Q1 2020 compared with Q1 2019
Methanex-produced methanol costs	$22	$66
Proportion of Methanex-produced methanol sales	3	(7)
Purchased methanol costs	(8)	34
Logistics costs	(9)	(9)
Egypt insurance recovery	(20)	5
Other, net	(4)	7
(Decrease) increase in Adjusted EBITDA due to changes in total cash costs	$(16)	$96

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level. For the first quarter of 2020 compared with the fourth quarter of 2019 and the first quarter of 2019, Methanex-produced methanol costs were lower by $22 million and $66 million, respectively. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2020 compared with the fourth quarter of 2019, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $3 million. For the first quarter of 2020 compared to the first quarter of 2019, the lower proportion of Methanex-produced sales decreased Adjusted EBITDA by $7 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities and the resulting impact on our supply chain and due to variability in bunker fuel costs. Logistics costs in the first quarter of 2020 were higher compared with the fourth quarter of 2019 and the first quarter of 2019, by $9 million and $9 million, respectively, decreasing Adjusted EBITDA. From January 2020, the introduction of new sulphur restrictions in bunker fuels by the International Maritime Organization (IMO 2020) increased bunker fuel prices primarily in January and February, after which bunker fuel prices fell sharply. Due to the absorption of ocean freight costs into inventory, the benefit of lower bunker fuel prices in March will not be realized until inventory in transit is sold through in the second quarter.
Egypt insurance recovery
We experienced an outage at the Egypt plant from April to August 2019. In the fourth quarter of 2019, we recorded a $50 million ($25 million our share) insurance recovery which partially offsets repair costs charged to earnings and lost margins incurred in 2019. In the first quarter of 2020, we recorded a further $10 million ($5 million our share) insurance recovery as a result of finalizing the claim.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the first quarter of 2020 compared with the fourth quarter of 2019, other costs were higher by $4 million, primarily due to the timing of stock-based compensation vesting expense which is weighted more heavily to the first two quarters of the year due to the specific terms of the arrangements resulting in $4 million higher selling, general and administrative expenses. Additionally, higher unabsorbed fixed costs at our manufacturing sites in the first quarter of 2020, were offset by lower spending for selling, general and administrative expenses.

For the first quarter of 2020 compared with the first quarter of 2019, other costs were lower by $7 million, primarily due to lower unabsorbed fixed costs at our manufacturing sites in Chile and New Zealand and lower selling, general and administrative expenses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Methanex Corporation share price [1]	$12.17	$38.63	$56.86
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	6	2	6
Mark-to-market impact due to change in share price [2]	(18)	1	22
Total share-based compensation expense (recovery), before tax	$(12)	$3	$28
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

[2]	For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $90 million for the first quarter of 2020 compared with $88 million for the fourth quarter of 2019 and $85 million for the first quarter of 2019. Depreciation and amortization was higher for the first quarter of 2020 compared to the fourth quarter of 2019 and the first quarter of 2019 due primarily to higher depreciation on leased assets.
Finance Costs

	Three Months Ended
($ millions)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Finance costs before capitalized interest	$37	$37	$28
Less capitalized interest	(2)	(1)	—
Finance costs	$35	$36	$28
Finance costs are primarily comprised of interest on borrowings and lease obligations. Finance costs are comparable for the first quarter of 2020 and the fourth quarter of 2019, as new borrowings on the credit facilities occurred near the end of the current quarter. Finance costs are higher for the first quarter of 2020 compared to the first quarter of 2019 as a result of increased borrowings entered into in the third quarter of 2019. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 13 of the MD&A.
Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Finance income and other expenses	$3	$—	$—
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the first quarter of 2020 compared to the fourth quarter of 2019 is as follows:

	Three months ended March 31, 2020		Three months ended December 31, 2019
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$43	$17	$40	$14
Income tax expense	(9)	(9)	(6)	(4)
	$34	$8	$34	$10
Effective tax rate	22%	54%	15%	29%

We earn the majority of our income in New Zealand, Trinidad, the United States, Chile, Egypt and Canada. The statutory tax rate in Chile increased in 2020 from 35% to 44.5% as a result of recently enacted tax reform in that country increasing the applicable withholding tax rate on foreign distributions. In Trinidad the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is currently 26.3% and will decrease to 25.6% over the next two years based on enacted legislation in Alberta. The Egypt statutory tax rate applicable to Methanex is 27.5% and the United States statutory tax rate applicable to Methanex is 23% . We accrue for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 54% for the first quarter of 2020 compared to 29% on Adjusted net income for the fourth quarter of 2019. The effective tax rate on Adjusted net income was higher in the first quarter of 2020 compared to the fourth quarter of 2019 primarily due to the increase in the statutory tax rate applicable in Chile, including the impact relating to the revaluation of deferred tax liabilities. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
Demand
Methanol demand declined by 7% in the first quarter of 2020 compared to the fourth quarter of 2019 due to impacts from the COVID-19 pandemic combined with a sharply lower oil price environment.
Methanol demand into traditional chemical applications declined by approximately 7% in the first quarter of 2020 compared to the fourth quarter of 2019. Manufacturing activity was severely curtailed in China since late January as a result of government restrictions to reduce the spread of the COVID-19 virus. Manufacturing activity in other regions began to contract in March due to COVID-19. Significantly lower industrial production, particularly in the automotive and construction markets, as well as logistics disruptions impacted methanol demand. Over the long-term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels.
Methanol demand into energy-related applications declined by approximately 8% in the first quarter of 2020 compared to the fourth quarter of 2019. Government restrictions, which limited ground transportation and service industry operations reduced methanol demand for energy-related applications including methyl-tertiary butyl ether (“MTBE”) and dimethyl-ether (“DME”). Methanol-to-olefin (“MTO”) demand declined due to several planned and unplanned outages. Over the long-term, we believe that demand for energy-related applications will be influenced by energy prices and pricing of end products along with government regulations and policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel.
We expect methanol demand to be lower in the second quarter compared to the first quarter due to the impact of COVID-19 and a low oil price environment.
Supply
Global methanol industry supply declined in the first quarter of 2020 due to outages in North America, the Middle East, Southeast Asia and particularly in China.
We idled our Titan plant in Trinidad (annual capacity of 875 thousand tonnes) effective March 16, 2020 and our Chile IV plant (annual capacity of 840 thousand tonnes) effective April 1, 2020, for an indefinite period of time, in anticipation of lower methanol demand. The annual operating capacity of these two plants is equivalent to approximately 2% of 2019 global demand of 84 million tonnes and 19% of Methanex's annual operating capacity of 9.2 million tonnes.
Over the next few years, the majority of large-scale capacity additions outside of China are expected to be in the Americas and the Middle East. There are two plants that were expected to be completed in 2020, including a 1.0 million tonne plant in Trinidad, being built by Caribbean Gas Chemical Limited, and a 1.7 million tonne plant in Louisiana, being built by Koch Methanol Investments and Yuhuang Chemical. However, it is uncertain what impact the COVID-19 pandemic will have on the start-up timing of these plants.
There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. We continue to monitor a number of projects at various stages of construction in Iran, including the Bushehr plant which we understand is closest to completion. We anticipate that new non-integrated capacity additions in China will be tempered by a continuing degree of restrictions placed by the Chinese government on new standalone coal-based capacity additions. We expect that new capacity in China will be consumed in that country.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanol Price
Our average realized price in the first quarter of 2020 was $267 per tonne compared to $256 per tonne in the fourth quarter of 2019. Methanol prices increased in the first half of the quarter as a result of wide-spread industry outages. Prices subsequently declined in the second half of the quarter as a result of the considerable economic uncertainty related to the COVID-19 pandemic and sharp decline in oil prices.
Our recent posted prices are shown in the following table. We recently announced our May contract prices which decreased by $46 to $313 per tonne in North America and decreased by $35 to $225 per tonne in Asia Pacific. Future methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	May 2020	Apr 2020	Mar 2020	Feb 2020	Jan 2020
North America	313	359	396	396	342
Europe [2]	285	285	305	305	305
Asia Pacific	225	260	310	335	275
1    Discounts from our posted prices are offered to customers based on various factors.

[2]	€260 for Q2 2020 (Q1 2020 – €275) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the first quarter of 2020 were $142 million compared with $114 million for the fourth quarter of 2019 and $213 million for the first quarter of 2019. Cash flows from operating activities were higher in the first quarter of 2020 compared to the fourth quarter of 2019 primarily as a result of higher earnings and changes in non-cash working capital. Cash flows from operating activities were lower in the first quarter of 2020 compared to the first quarter of 2019 primarily as a result of lower earnings.

The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q1 2020 compared with Q4 2019	Q1 2020 compared with Q1 2019
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$2	$(56)
Change in Adjusted EBITDA of associate	—	16
Change in dividends received from associate	16	(20)
Non-cash working capital	28	(57)
Income taxes paid	(4)	22
Egypt insurance recovery	(20)	5
Share-based payments	2	23
Other	4	(4)
Increase (decrease) in cash flows from operating activities	$28	$(71)

During the first quarter of 2020 we paid a quarterly dividend of $0.36 per common share for a total of $27 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At March 31, 2020, our cash balance was $823 million, including $30 million of cash related to our Egypt entity consolidated on a 100% basis and $26 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

In March 2020, we drew $300 million from our revolving credit facility and $136 million from our $800 million construction credit facility for the Geismar 3 project to increase our cash position and preserve financial flexibility. Both facilities are with a syndicate of highly rated financial institutions and expire in July 2024. As at March 31, 2020, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations. Refer to note 6 of the

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facilities and long-term debt.

We are currently working with our banking partners to obtain flexibility on certain financial covenants in our $300 million revolving credit facility and $800 million non-revolving construction facility. We have agreed on key parameters with the lead bank and are working with the other members of the bank syndicate to finalize these changes to the credit facilities, which is expected in the second half of May.

On April 29, 2020, we announced the Board of Directors approved the reduction of our quarterly dividend by 90%, representing approximately $100 million in annualized cash savings.
We believe that the changes to our credit facilities and taking the prudent decision to reduce the dividend will provide us with enhanced financial flexibility and will preserve liquidity to enable us to navigate the current challenging business and commodity price environment and emerge financially strong.
Capital Projects and Growth Opportunities

On April 1, 2020, we announced the deferral of approximately $500 million of the planned capital budget for the Geismar 3 project for up to 18 months, putting the project on temporary care and maintenance in response to the uncertainty in the global economy from the COVID-19 pandemic. We anticipate continuing to invest approximately $200 million over the coming 18 months while the project is in temporary care and maintenance. The Geismar 3 project is a 1.8 million tonne methanol plant under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants. We have invested $242 million at Geismar 3, excluding capitalized interest of $6 million, to date.

We have made significant progress on the debottlenecking project at our existing Geismar 1 and Geismar 2 facilities to increase production by approximately 10%, however as a result of COVID-19 restrictions in Louisiana we have deferred further work on these projects at this time.

We previously communicated our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, estimated to be approximately $150 million for 2020. In the first quarter of 2020, we invested $25 million in capital expenditures and have revised our planned 2020 maintenance capital budget to defer $30 million, and as a result we anticipate approximately $95 million in capital expenditures directed towards maintenance, turnarounds and catalyst changes over the remaining three quarters.

Given the uncertainty in the global economy and challenging commodity price environment, we will continue to evaluate capital projects and consider deferring planned maintenance activities, where prudent and without compromising safety, to preserve cash and support balance sheet strength.
CONTROLS AND PROCEDURES

During the first quarter of 2020, no changes, other than the continued progress below on addressing the material weakness disclosed in our most recent annual financial statements, were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weakness
A control deficiency was detected in the first quarter of 2020 prior to the filing of the Company's 2019 consolidated financial statements which resulted in the restatement of revenue and cost of sales for methanol from Atlas (our equity investee), correcting the presentation from a net to a gross basis, with no impact on net income, cash flows or financial position. Refer to note 25 of the Company's 2019 consolidated financial statements for additional detail of the restatement.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Due to the magnitude of the restatement, the control deficiency was determined to be a material weakness over internal controls over financial reporting, specifically related to research and technical accounting analysis. This material weakness will need to be demonstrated to be remediated in order to relieve the adverse opinion currently in place over the Company’s internal controls over financial reporting. The remediation proposed includes the following:

i.	Continue to consult with experts to assist in the evaluation of technical accounting matters.

ii.	Extend documentation on analysis of contracts, including revision of management’s accounting checklist used to assess accounting implications for complex contracts.

iii.
Implement enhanced review controls prior to and subsequent to adoption of new accounting standards to identify and resolve differences in accounting interpretations of standards and implement an additional layer of review by the Company’s newly hired Assistant Controller, before review by the Company’s VP & Controller and CFO.

As the conclusion on the material weakness was reached in late March 2020, the Company has not had adequate time nor opportunities to implement and evidence the controls and procedures above, as limited complex and material transactions requiring research and technical accounting analysis have occurred in this brief period. The company has therefore not had adequate time and has had limited opportunity to evidence the remediation to the material weakness in Q1 2020. This matter will continue to be monitored throughout the year.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue,and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Net income (attributable to Methanex shareholders)	$23	$9	$38
Mark-to-market impact of share-based compensation	(18)	1	22
Depreciation and amortization	90	88	85
Finance costs	35	36	28
Finance income and other expenses	(3)	—	—
Income tax expense	9	6	9
Earnings of associate adjustment [1]	12	13	19
Non-controlling interests adjustment [1]	(10)	(17)	(7)
Adjusted EBITDA (attributable to Methanex shareholders)	$138	$136	$194

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Net income (attributable to Methanex shareholders)	$23	$9	$38
Mark-to-market impact of share-based compensation, net of tax	(15)	1	18
Adjusted net income	$8	$10	$56
Diluted weighted average shares outstanding (millions)	76	76	77
Adjusted net income per common share	$0.10	$0.13	$0.73

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue marketed on a commission basis related to 36.9% of the Atlas methanol facility that represents our partner's share, and excludes revenue relating to 50% of the Egypt methanol facility that we do not own. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended
($ millions)	Mar 31 2020	Dec 31 2019	Mar 31 2019
Revenue [1]	$745	$770	$902
Non-Methanex share of Atlas revenue [2]	(33)	(39)	(53)
Non-controlling interests' share of revenue [2]	(37)	(40)	(47)
Other adjustments	1	(1)	(2)
Adjusted revenue (attributable to Methanex shareholders)	$676	$690	$800

[1]
Revenue for the three months ended December 31, 2019 and March 31, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

[2]	Excludes intercompany transactions with the Company.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. 2020 and 2019 periods presented reflect the adoption of IFRS 16. Financial information for all 2018 comparative periods does not reflect the impact of IFRS 16. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019
Revenue [1]	$745	$770	$765	$847
Adjusted EBITDA	138	136	90	146
Net income (loss) (attributable to Methanex shareholders)	23	9	(10)	50
Adjusted net income (loss)	8	10	(21)	26
Basic net income (loss) per common share	0.30	0.12	(0.13)	0.65
Diluted net income (loss) per common share	0.21	0.12	(0.21)	0.51
Adjusted net income (loss) per common share	0.10	0.13	(0.27)	0.34

	Three Months Ended
($ millions except per share amounts)	Mar 31 2019	Dec 31 2018	Sep 30 2018	Jun 30 2018
Revenue [1]	$902	$1,101	$1,175	$1,096
Adjusted EBITDA	194	197	293	275
Net income (attributable to Methanex shareholders)	38	161	128	111
Adjusted net income	56	90	152	143
Basic net income per common share	0.50	2.07	1.62	1.36
Diluted net income per common share	0.50	1.68	1.61	1.36
Adjusted net income per common share	0.73	1.15	1.92	1.75

[1]
Revenue for the 2019 and 2018 quarters have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 and 2018 based on a restatement for the recognition of revenue on Atlas-produced methanol.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 15 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2020 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2020 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•
commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and

•	the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

•	receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 19
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar 3 Project,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar 3 Project, including cost pressures arising from labour costs,

•	competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	the future impact of the COVID-19 pandemic, and

•	other risks described in our 2019 Annual Management’s Discussion and Analysis and this First Quarter 2020 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 20
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2020	Mar 31 2019
		(As restated - Note 12)
Revenue	$745,093	$901,609
Cost of sales and operating expenses	(598,541)	(750,170)
Depreciation and amortization	(89,987)	(85,319)
Egypt insurance recovery (note 11)	9,839	—
Operating income	66,404	66,120
Earnings of associate (note 4)	9,070	18,054
Finance costs (note 5)	(35,032)	(28,420)
Finance income and other expenses	2,843	(82)
Income before income taxes	43,285	55,672
Income tax (expense) recovery:
Current	(11,376)	(20,463)
Deferred	1,770	11,142
	(9,606)	(9,321)
Net income	$33,679	$46,351
Attributable to:
Methanex Corporation shareholders	$22,770	$38,464
Non-controlling interests	10,909	7,887
	$33,679	$46,351

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.30	$0.50
Diluted net income per common share (note 7)	$0.21	$0.50

Weighted average number of common shares outstanding (note 7)	76,196,080	77,254,680
Diluted weighted average number of common shares outstanding (note 7)	76,196,080	77,287,094

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2020	Mar 31 2019
Net income	$33,679	$46,351
Other comprehensive income:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(45,758)	(40,157)
Forward element excluded from hedging relationships (note 10)	87,810	44,553
Taxes on above items	(9,749)	(1,101)
	32,303	3,295
Comprehensive income	$65,982	$49,646
Attributable to:
Methanex Corporation shareholders	$55,073	$41,759
Non-controlling interests	10,909	7,887
	$65,982	$49,646

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2020	Dec 31 2019
ASSETS
Current assets:
Cash and cash equivalents	$823,432	$416,763
Trade and other receivables	491,333	488,721
Inventories (note 2)	320,759	281,052
Prepaid expenses	32,375	37,805
Other assets	2,514	8,180
	1,670,413	1,232,521
Non-current assets:
Property, plant and equipment (note 3)	3,676,605	3,576,195
Investment in associate (note 4)	186,767	193,474
Deferred income tax assets	104,846	111,614
Other assets	80,865	82,811
	4,049,083	3,964,094
	$5,719,496	$5,196,615
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$572,946	$493,754
Current maturities on long-term debt (note 6)	39,103	38,420
Current maturities on lease obligations	100,055	89,820
Current maturities on other long-term liabilities	23,592	26,252
	735,696	648,246
Non-current liabilities:
Long-term debt (note 6)	2,148,820	1,730,433
Lease obligations	662,615	628,685
Other long-term liabilities	229,122	286,071
Deferred income tax liabilities	273,997	272,820
	3,314,554	2,918,009
Equity:
Capital stock	440,472	440,472
Contributed surplus	1,825	1,783
Retained earnings	1,035,158	1,039,819
Accumulated other comprehensive loss	(118,086)	(150,389)
Shareholders' equity	1,359,369	1,331,685
Non-controlling interests	309,877	298,675
Total equity	1,669,246	1,630,360
	$5,719,496	$5,196,615

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841
Net income	—	—	—	38,464	—	38,464	7,887	46,351
Other comprehensive income (loss)	—	—	—	(1,541)	4,836	3,295	—	3,295
Compensation expense recorded for stock options	—	—	70	—	—	70	—	70
Issue of shares on exercise of stock options	2,700	86	—	—	—	86	—	86
Reclassification of grant date fair value on exercise of stock options	—	26	(26)	—	—	—	—	—
Payments for repurchase of shares	(99,893)	(577)	—	(5,179)	—	(5,756)	—	(5,756)
Dividend payments to Methanex Corporation shareholders	—	—	—	(25,498)	—	(25,498)	—	(25,498)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,465)	(5,465)
Impact of adoption of IFRS 16	—	—	—	(34,513)	—	(34,513)	(3,355)	(37,868)
Balance, March 31, 2019	77,166,080	$446,079	$1,641	$1,117,209	$(77,568)	$1,487,361	$295,695	$1,783,056
Net income	—	—	—	49,303	—	49,303	20,712	70,015
Other comprehensive loss	—	—	—	(2,873)	(72,821)	(75,694)	—	(75,694)
Compensation expense recorded for stock options	—	—	142	—	—	142	—	142
Payments for repurchase of shares	(970,000)	(5,607)	—	(41,442)	—	(47,049)	—	(47,049)
Dividend payments to Methanex Corporation shareholders	—	—	—	(82,378)	—	(82,378)	—	(82,378)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(15,513)	(15,513)
Acquisition of non-controlling interest	—	—	—	—	—	—	(2,219)	(2,219)
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360
Net income	—	—	—	22,770	—	22,770	10,909	33,679
Other comprehensive income	—	—	—	—	32,303	32,303	—	32,303
Compensation expense recorded for stock options	—	—	42	—	—	42	—	42
Dividend payments to Methanex Corporation shareholders	—	—	—	(27,431)	—	(27,431)	—	(27,431)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,207)	(5,207)
Equity contributions to non-controlling interest	—	—	—	—	—	—	5,500	5,500
Balance, March 31, 2020	76,196,080	$440,472	$1,825	$1,035,158	$(118,086)	$1,359,369	$309,877	$1,669,246

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2020	Mar 31 2019
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$33,679	$46,351
Deduct earnings of associate	(9,070)	(18,054)
Dividends received from associate	15,775	35,967
Add (deduct) non-cash items:
Depreciation and amortization	89,987	85,319
Income tax expense	9,606	9,321
Share-based compensation expense (recovery)	(11,670)	27,802
Finance costs	35,032	28,420
Other	(3,946)	514
Income taxes paid	(3,559)	(26,123)
Other cash payments, including share-based compensation	(1,775)	(21,105)
Cash flows from operating activities before undernoted	154,059	168,412
Changes in non-cash working capital (note 9)	(11,594)	44,825
	142,465	213,237

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(5,756)
Dividend payments to Methanex Corporation shareholders	(27,431)	(25,498)
Interest paid	(21,991)	(18,252)
Net proceeds on issue of long-term debt (note 6)	436,000	—
Repayment of long-term debt and financing fees	(17,875)	(15,137)
Repayment of lease obligation	(28,405)	(24,934)
Restricted cash for debt service accounts	(89)	(100)
Equity contributions by non-controlling interests	5,500	—
Distributions to non-controlling interests	(5,207)	(21,300)
Proceeds on issue of shares on exercise of stock options	—	86
Changes in non-cash working capital related to financing activities (note 9)	—	—
	340,502	(110,891)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(29,809)	(88,647)
Geismar plant under construction	(89,837)	—
Proceeds from sale of assets	5,189	—
Restricted cash for capital projects	302	3,087
Changes in non-cash working capital related to investing activities (note 9)	37,857	12,245
	(76,298)	(73,315)
Increase in cash and cash equivalents	406,669	29,031
Cash and cash equivalents, beginning of period	416,763	256,077
Cash and cash equivalents, end of period	$823,432	$285,108

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on May 5, 2020.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2020 is $607 million ( March 31, 2019 - $670 million (as restated - see note 12)).

3.	Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at March 31, 2020	$3,000,023	$676,582	$3,676,605
Net book value at December 31, 2019	$2,940,777	$635,418	$3,576,195

a)	Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at March 31, 2020	$4,804,110	$247,909	$201,998	$157,957	$5,411,974
Accumulated depreciation at March 31, 2020	2,265,476	—	27,274	119,201	2,411,951
Net book value at March 31, 2020	$2,538,634	$247,909	$174,724	$38,756	$3,000,023
Cost at December 31, 2019	$4,787,515	$155,871	$201,947	$154,468	$5,299,801
Accumulated depreciation at December 31, 2019	2,215,060	—	25,448	118,516	2,359,024
Net book value at December 31, 2019	$2,572,455	$155,871	$176,499	$35,952	$2,940,777
1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in Plants Under Construction is total cost incurred to date of $242 million, excluding $6 million of capitalized interest.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 1
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

b)	Right-of-use (leased) assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at March 31, 2020	$576,687	$231,597	$23,588	$38,994	$870,866
Accumulated depreciation at March 31, 2020	110,879	67,394	8,499	7,512	194,284
Net book value at March 31, 2020	$465,808	$164,203	$15,089	$31,482	$676,582
Cost at December 31, 2019	$514,661	$221,303	$23,613	$38,520	$798,097
Accumulated depreciation at December 31, 2019	89,643	59,240	7,867	5,929	162,679
Net book value at December 31, 2019	$425,018	$162,063	$15,746	$32,591	$635,418

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Mar 31 2020	Dec 31 2019
Cash and cash equivalents	$45,395	$50,149
Other current assets	53,838	60,709
Non-current assets	242,362	241,860
Current liabilities	(30,904)	(28,191)
Other long-term liabilities, including current maturities	(135,660)	(138,866)
Net assets at 100%	$175,031	$185,661
Net assets at 63.1%	$110,445	$117,152
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$186,767	$193,474

	Three Months Ended
Statements of income	Mar 31 2020	Mar 31 2019
Revenue	$79,891	$102,567
Cost of sales and depreciation and amortization	(54,541)	(55,076)
Operating income	25,350	47,491
Finance costs, finance income and other expenses	(2,697)	(2,548)
Income tax expense	(8,279)	(16,332)
Net earnings at 100%	$14,374	$28,611
Earnings of associate at 63.1%	$9,070	$18,054

Dividends received from associate	$15,775	$35,967

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 2
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

b)	Contingent liability:
The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against Atlas in respect of the 2005 to 2013 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time. Atlas had partial relief from corporation income tax until late July 2014.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represent approximately 10% of Atlas-produced methanol.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be resolved.

5.	Finance costs:

	Three Months Ended
	Mar 31 2020	Mar 31 2019
Finance costs	$37,233	$28,871
Less capitalized interest related to Geismar plant under construction	(2,201)	(451)
	$35,032	$28,420

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 3
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Long-term debt:

As at	Mar 31 2020	Dec 31 2019
Unsecured notes
$250 million at 5.25% due March 1, 2022	$249,024	$248,912
$300 million at 4.25% due December 1, 2024	297,703	297,607
$700 million at 5.25% due December 15, 2029	693,938	693,822
$300 million at 5.65% due December 1, 2044	295,343	295,321
	1,536,008	1,535,662
Revolving credit facility	300,000	—
Geismar 3 construction facility	135,232	—
Other limited recourse debt facilities
LIBOR+2.5% due through 2021	1,220	1,526
5.58% due through June 30, 2031	72,779	73,700
5.35% due through September 30, 2033	81,677	82,800
Egypt limited recourse debt facilities	61,007	75,165
Total long-term debt [1]	2,187,923	1,768,853
Less current maturities [1]	(39,103)	(38,420)
	$2,148,820	$1,730,433

[1]	Long-term debt and current maturities are presented net of deferred financing fees.

During the quarter ended March 31, 2020, the Company made repayments of $2.4 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.

During the quarter, the Company made repayments of $14.5 million on its Egypt limited recourse debt facilities.

On March 23, 2020, the Company drew down the full amount of its $300 million committed revolving credit facility. The Company also drew down $136 million ($135.2 million, net of borrowing costs) of the $800 million non-revolving construction facility for the Geismar 3 project. Both facilities incur interest at LIBOR plus 2.0%, are with highly rated financial institutions, and expire in July 2024.

Significant covenants and default provisions of the two facilities include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 57.5%, both calculated in accordance with definitions in the credit agreement that include adjustment to limited recourse subsidiaries.
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.
The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 4
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at March 31, 2020, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three months ended March 31, 2020, and an adjustment was required for the numerator. No adjustment was required for the denominator as the weighted average share price at March 31, 2020 was lower than the exercise price for all outstanding TSARs. The cash-settled method was more dilutive for the three months ended March 31, 2019, and no adjustment was required for both the numerator and the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months ended March 31, 2020 stock options were not dilutive, resulting in no adjustment to the denominator. For the three months ended March 31, 2019, stock options were considered dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2020	Mar 31 2019
Numerator for basic net income per common share	$22,770	$38,464
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(4,820)	—
Equity-settled expense	(1,945)	—
Numerator for basic and diluted net income per common share	$16,005	$38,464

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2020	Mar 31 2019
Denominator for basic net income per common share	76,196,080	77,254,680
Effect of dilutive stock options	—	32,414
Effect of dilutive TSARs	—	—
Denominator for diluted net income per common share	76,196,080	77,287,094

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 5
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at March 31, 2020 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2019	857,407	$52.02	1,661,327	$52.55
Granted	96,160	29.27	761,050	29.27
Cancelled	(23,694)	56.73	—	—
Expired	(60,500)	38.24	(74,020)	38.24
Outstanding at March 31, 2020	869,373	$50.33	2,348,357	$45.46

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2019	200,631	$49.07
Granted	15,440	29.27
Expired	(31,320)	(38.24)
Outstanding at March 31, 2020	184,751	$49.25

	Units Outstanding at March 31, 2020			Units Exercisable at March 31, 2020
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $35.51	4.29	280,706	$32.77	184,546	$34.59
$45.40 to $50.17	3.92	127,484	50.15	127,484	50.15
$54.65 to $78.59	2.65	461,183	61.07	399,482	61.79
	3.37	869,373	$50.33	711,512	$52.65
TSARs:
$29.27 to $35.51	5.77	1,069,887	$30.81	308,837	$34.59
$45.40 to $50.17	4.08	312,451	49.84	290,631	50.17
$54.65 to $78.59	3.81	966,019	60.27	674,442	61.67
	4.74	2,348,357	$45.46	1,273,910	$52.48
Stock options:
$29.27 to $35.51	3.81	69,207	$33.40	53,767	$34.59
$45.40 to $50.17	3.92	25,234	50.17	25,234	50.17
$54.65 to $78.59	2.63	90,310	61.14	78,436	61.94
	3.25	184,751	$49.25	157,437	$50.71

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2020 was $0.3 million compared with the recorded liability of $0.3 million. The difference between the fair value and the recorded liability is negligible and will be recognized over the weighted average remaining vesting period of approximately 1.9 years. The weighted average fair value was estimated at March 31, 2020 using the Black-Scholes option pricing model.

For the three months ended March 31, 2020, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $7.0 million ( March 31, 2019- an expense of $12.8 million). This included a recovery of $9.2 million ( March 31, 2019 - an expense of $10.7 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2020.

b)	Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at March 31, 2020 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2019	89,766	83,168	303,445	138,038
Granted	23,396	154,460	—	301,090
Performance factor impact on redemption [1]	—	—	(117,674)	—
Granted in-lieu of dividends	3,264	6,308	3,892	11,683
Redeemed	—	—	(38,961)	—
Cancelled	—	(1,064)	(844)	(1,064)
Outstanding at March 31, 2020	116,426	242,872	149,858	449,747

[1]
Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2020.

Performance share units granted in 2019 and subsequently reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non- dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.
Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2020 was $10.0 million compared with the recorded liability of $4.9 million. The difference between the fair value and the recorded liability of $5.1 million will be recognized over the weighted average remaining vesting period of approximately 2.4 years.

For the three months ended March 31, 2020, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was a recovery of $4.7 million ( March 31, 2019 - an expense of $14.9 million). This included a recovery of $8.4 million ( March 31, 2019 - an expense of $11.4 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2020.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended
	Mar 31 2020	Mar 31 2019
Changes in non-cash working capital:
Trade and other receivables	$(2,612)	$38,445
Inventories	(39,707)	51,687
Prepaid expenses	5,430	4,415
Trade, other payables and accrued liabilities	79,192	(46,892)
	42,303	47,655
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(16,040)	9,415
Changes in non-cash working capital having a cash effect	$26,263	$57,070

These changes relate to the following activities:
Operating	$(11,594)	$44,825
Financing	—	—
Investing	37,857	12,245
Changes in non-cash working capital	$26,263	$57,070
10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar site including (i) 40,000 mmbtu per day over the remaining term of 2020-2025 and (ii) 50,000 mmbtu per day for 2023 to 2032, which have been designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
As at March 31, 2020, the Company had outstanding forward contracts in North America designated as cash flow hedges with a notional amount of $957 million (December 31, 2019 - $970 million) and a net negative fair value of $153.8 million (December 31, 2019 - negative fair value $195.1 million), of which $19.8 million is included in other current liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2020, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 52 million euros (December 31, 2019 - 18 million euros). The euro contracts had a positive fair value of $0.4 million included in current assets (December 31, 2019 - negative fair value of $0.4 million included in current liabilities).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	20,612	44,856	60,508	120,500	$246,476
Euro forward exchange contracts	367	—	—	—	$367

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2020
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,205,233	$1,788,762

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.

11.	Egypt Insurance Recovery:

We experienced an outage at the Egypt plant from April to August 2019. In the quarter ended December 31, 2019, the Company recorded a $50 million ($25 million our share) insurance recovery which partially offsets repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. Subsequently, the final settlement agreement was signed by all parties, and an additional $9.8 million ($4.9 million our share) of insurance proceeds was recorded in the quarter ended March 31, 2020.

12.	Restatement:

As part of the restatement relating to presentation of revenue and cost of sales of Atlas-produced methanol on a gross basis disclosed in the most recent annual consolidated financial statements, revenue and costs of sales for the three months ended March 31, 2019 have been increased by $160 million. Additionally, the amount of inventories recognized as cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2019 has been increased by $100 million (see note 2).

Please refer to note 25 of the 2019 audited consolidated financial statements for further details of this restatement.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	Q1 2020	2019	Q4	Q3	Q2	Q1	2018	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	1,976	7,611	2,056	1,965	1,669	1,921	7,002	1,599	1,790	1,729	1,884
Purchased methanol	548	2,492	623	680	716	473	3,032	908	802	709	613
Commission sales [1]	264	1,031	307	179	216	329	1,174	245	279	329	321
	2,788	11,134	2,986	2,824	2,601	2,723	11,208	2,752	2,871	2,767	2,818
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	443	1,865	513	469	446	437	1,606	389	478	252	487
USA (Geismar)	530	1,929	480	514	530	405	2,078	527	520	518	513
Trinidad (Methanex interest)	429	1,743	456	474	384	429	1,702	448	353	442	459
Egypt (50% interest)	133	392	151	85	15	141	613	155	128	165	165
Canada (Medicine Hat)	153	610	151	149	155	155	600	160	144	143	153
Chile	319	1,050	373	146	290	241	612	206	112	128	166
	2,007	7,589	2,124	1,837	1,820	1,808	7,211	1,885	1,735	1,648	1,943
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	267	295	256	272	326	331	405	401	413	405	402
($/gallon)	0.80	0.89	0.77	0.82	0.98	1.00	1.22	1.21	1.24	1.22	1.21

ADJUSTED EBITDA [3]	138	566	136	90	146	194	1,071	197	293	275	306

PER SHARE INFORMATION [3] ($ per common share attributable to Methanex shareholders)
Adjusted net income (loss)	0.10	0.93	0.13	(0.27)	0.34	0.73	6.86	1.15	1.92	1.75	2.03
Basic net income (loss)	0.30	1.15	0.12	(0.13)	0.65	0.50	7.07	2.07	1.62	1.36	2.02
Diluted net income (loss)	0.21	1.01	0.12	(0.21)	0.51	0.50	6.92	1.68	1.61	1.36	2.00

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

[3]	All quarters presented for 2020 and 2019 reflect the adoption of IFRS 16. Financial information for 2018 comparative periods do not reflect the impact of IFRS 16.

METHANEX CORPORATION 2020 FIRST QUARTER    PAGE 11
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 5, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary